UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)

                          Duracell International Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  26633L 10 3
                                (CUSIP Number)


          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26633L 10 3

                 1)    Name of Reporting Person
                       S.S. or I.R.S. Identification No. of Above Persons:
                       KKR Associates
                 2) Check the Appropriate Box if a Member of a Group (See Instructions):
                       (a)
                       (b)

                 3)    SEC Use Only

                 4)    Citizenship or Place of Organization:  New York

Number of        5)    Sole Voting Power:  0
 Shares
Beneficially     6)  Shared Voting Power:  0
 Owned by        7)  Sole Dispositive Power:  0
Each Reporting
 Person With     8)  Shared Dispositive Power:  0

                 9)  Aggregate Amount Beneficially Owned by Each
                     Reporting Person:  0

                10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
                11)   Percent of Class Represented by Amount in Row (9):  0%

                12)   Type of Reporting Person (See Instructions):  PN



                                        (Page 2 of 5)

                        AMENDMENT NO. 5 ON SCHEDULE 13G

This Statement on Schedule 13G (the "Schedule 13G") relating to the common stock, par value $.01 per share, of Duracell International Inc. ("Duracell") as previously filed by KKR Associates, is hereby amended and supplemented with respect to the item set forth below.

Item 4.  Ownership

     (a)  Amount Beneficially Owned

          DI Associates, L.P. and KKR Partners II, L.P. are
     Delaware limited partnerships whose sole general partner is KKR Associates, a New York limited partnership. On December 31, 1996, Alaska Acquisition Corp., a wholly owned subsidiary of The Gillette Company ("Gillette"), was merged (the "Merger") with and into Duracell and each share of common stock of Duracell, par value $.01 per share, was converted into the right to receive 0.904 shares of common stock of Gillette, par value $1.00 per share. As a result of the Merger, all of the shares of common stock of Duracell previously owned by DI Associates, L.P. and KKR Partners II, L.P. were converted into shares of common stock of Gillette in the manner described above and such entities no longer beneficially own any shares of common stock of Duracell.

     (b)  Percent of Class

                     See item 11 of the cover page

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote

                     See Item 5 of the cover page

          (ii)  shared power to vote or to direct the vote

                     See Item 6 of the cover page

          (iii)  sole power to dispose or to direct the disposition of

                     See Item 7 of the cover page

          (iv)  shared power to dispose or to direct the disposition of

                     See Item 8 of the cover page



                                        (Page 3 of 5)

Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


                                  See Item 4.





                                        (Page 4 of 5)

                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         KKR ASSOCIATES



                                         January 28, 1997
                                               Date


                                         /s/ Scott M. Stuart
                                              Signature


                                         Scott M. Stuart/General Partner
                                               Name/Title




                                        (Page 5 of 5)